Visualant, Incorporated
500 Union Street, Suite 406
Seattle, Washington  98101

May 26, 2009

Mr. Eric Atallah
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:	Visualant, Incorporated Form 10-KSB for Fiscal Year Ended September 30, 2008 Filed on January 13, 2009 File No. 000-30262

Dear Mr. Atallah,

Please find our response to your comments dated May 6, 2009 on the Form 10-KSB for the Fiscal Year Ended September 30, 2008 filed by Visualant, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comments enumerated in your letter and the Company’s response to each.

Form 10-KSB for the Fiscal Year Ended September 30, 2008

Item 8A.  Controls and Procedures, page 11

Comment (1) - We note your response to our prior comments 1 and 2 that your management still has concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our prior comment 1, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time preriods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annjual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.  Alternatively, please amend the 10-KSB to disclose mangement’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure, controls and procedures were not effective as of the end of the year.

Response (1) - The amended 10-KSB which will be filed reflects that the disclosure controls and procedures were not effective as of the end of the year.

Comment (2) - We note your response to prior comment 1.  Please amend your Form 10-KSB to include the disclosure included within your response related to management’s assessment of internal control over financial reporting as of September 30, 2008.

Response (2) - The amended 10-KSB which will be filed includes the language in our response to prior comment 1 of our response letter dated April 30, 2009.

The Company’s Form 10-Q for the quarter ended March 31, 2009 addressed the Commission’s comments and provided the requested additional disclosures to more accurately describe the Company’s business and its progress during the reporting period.  Should you have any comments or questions, please call me at (480) 659-6554.

Best regards,

/s/  Bradley E. Sparks

Bradley E. Sparks
CEO, President and Director
Visualant, Inc.
(206) 903-1351